[ANDERSON & STRUDWICK, INC. LETTERHEAD]

December 20, 2010

VIA FACSIMILE 703-813-6984
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-6010
Attention:  Ms. Karen J. Garnett

Re:           Preferred Apartment Communities, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed December 20, 2010
File No. 333-168407

Dear Ms. Garnett:

In connection with the above-referenced Registration Statement, on behalf of the Representatives of the proposed Underwriters, we wish to advise you that the Representatives request that the above-referenced Registration Statement be accelerated so that the same will become effective at 4:15 p.m., New York City time, on December 21, 2010, or as soon thereafter as practicable.

In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 under the Securities Act of 1933, as amended, and that in compliance therewith, we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder.

If you have any questions or comments regarding this request, please call Thomas G. Voekler, Esquire, of Hirschler Fleischer at (804) 771-9599.

Sincerely,

ANDERSON & STRUDWICK, INC.

By:       /s/ Hayden McMillian
Name:  Hayden McMillian
Title:    Head of Investment Banking